

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 29, 2007

VIA INTERNATIONAL MAIL AND FAX (011-44-207-705-3609)
Mr. Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting plc
Grant Way, Isleworth
Middlesex, TW7 5QD, England

> **Re:** **British Sky Broadcasting Group plc**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed July 27, 2007**
>
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed July 31, 2006**
> **File No. 1-13488**

Dear Mr. Darroch:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director